Exhibit 99.5

The Data Initiative and Financial Intelligence & Analytics
Join NICE Actimize’s X-Sight Marketplace, the Industry’s First Financial Crime
Management Ecosystem

Partnering with the X-Sight Marketplace, these two advanced technology providers offer capabilities that improve data processing including curating public domain information for
AML as well as SWIFT and ACH message translation

Hoboken, N.J., November 12, 2019 – Helping financial services organizations keep up with a changing market landscape, NICE Actimize, a NICE business (Nasdaq: NICE) and leader in Autonomous Financial Crime Management, today announced that two new technology partners have joined the fast-growing X-Sight Marketplace, the industry’s first financial crime risk management-focused ecosystem. X-Sight Marketplace helps financial services organizations evaluate new point solutions and move to stay on top of a challenging regulatory and criminal environment. The recent additions include The Data Initiative, which curates data for AML practitioners, and Financial Intelligence & Analytics (FIA) which offers SWIFT and ACH message translation and parsing for centralized, searchable databases.

X-Sight Marketplace leverages the X-Sight Platform-as-a-Service and further expands the functionality offered by the platform. The NICE Actimize X-Sight Platform-as-a-Service offers a single, unified, cost-effective way for financial services organizations to rapidly innovate and introduce new services while supporting best-in-class financial crime, risk and compliance management capabilities.

The new NICE Actimize Marketplace partners offer the following:

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The Data Initiative has created a process which leverages unified critical public domain money laundering information, curating and synthesizing that data in a way that offers customers more accessible and more intelligent insights. The Data Initiative’s AML practitioners also offer a Web Application UI/UX, designed to search, reference, explore, exploit, and export insightful intelligence via a specialized interface. Focused on solving many of AML compliance’s most difficult issues, the intelligence secured by the solution may be applied for many uses including risk assessments; strategy and planning; program and policy development; model development; operational reference; training; and board and oversight reporting. “Public data sources related to money laundering present a wide range of usability and application challenges,” said Vic Maculaitis, Founder and Chief Executive, The Data Initiative. “These data sources are often fragmented, credibility and relevance can be uncertain, and the universe of discovery is often unknown or difficult to ascertain. The Data Initiative’s unique process brings together related, but fragmented, data, providing insights that guide key business decisions for AML financial crime practitioners. We look forward to bringing these new data-centric approaches to NICE Actimize’s X-Sight Marketplace.”

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FIA (Financial Intelligence & Analytics) offers the industry’s first universal SWIFT and ACH message translation and parsing technology. FIA's unique bi-directional methodology allows SWIFT and ACH messages to be converted into a single, centralized searchable database format that can be used by all internal systems and processes. The increased accuracy of information and standardized output format reduces risk and increases operational efficiency. FIA’s products are based on a unique methodology for translating and parsing all SWIFT and ACH messages into a universal standardized data schema for the output and input of all message information. Called the Universal SWIFT Message Format (USMF), FIA’s USMF data is presented in a standardized XML/JSON data structure and can be used for any internal/external operation or AI process. It also creates a fully readable and searchable database of all messages. In addition, FIA can convert existing data into USMF and produce SWIFT messages from that data. “FIA is dedicated to reducing risk and improving operational efficiency in the financial services industry through business process improvement,” said Paul Williams, FIA, CEO / Co-founder. “We look forward to working with the X-Sight Marketplace to make data more searchable and accessible by improving internal systems and processes.”

Technology providers, such as The Data Initiative and FIA, that partner with NICE Actimize’s X-Sight Marketplace ecosystem, are reviewed for their ability to complement financial crime and compliance solutions. Once approved, software and service providers become available to the NICE Actimize community via the X-Sight Marketplace. FSOs can quickly browse through X-Sight Marketplace solution categories to find scalable options that solve their unique business problems.

“We welcome these new partners to the Marketplace ecosystem, each offering their own value proposition to our customer network. We are excited that each of these new partners, which share our common goal of fighting financial crime through the benefits of a marketplace ecosystem, is joining the X-Sight Marketplace community,” said Craig Costigan, CEO, NICE Actimize. “By connecting via a cloud environment, community participants will experience a quicker time to value and minimized integration cost as they evaluate new solutions for their financial services organizations.”

Additional categories that will be added to NICE Actimize’s X-Sight Marketplace from other partner participants will include Ultimate Beneficial Ownership, Value-added Data & Adverse Media, Watchlist, Device Identification, and User Authentication & Fraud. Additional partners will be announced as the X-Sight Marketplace grows.

For more information on the X-Sight Marketplace, please click here.

If you are a technology company or financial institution wishing to be part of the first financial crime and compliance marketplace, please contact us at info@niceactimize.com.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the world's leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Cindy Morgan-Olson, 551-256-5202, cindy.morgan-olson@niceactimize.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.